

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Kent Rodriguez
Chief Executive Officer, President
Groove Botanicals Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: Groove Botanicals Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed July 25, 2023**
> **File No. 000-23476**

Dear Kent Rodriguez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed July 25, 2023

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 17

1. We read your response to prior comment 1, and do not agree with your assertion that no disclosure as required by Item 304(a)(1), (2) and (3) of Regulation S-K regarding Changes in and Disagreements with Accountants on Accounting and Financial Disclosure is required. Specifically, we note the following:

    • Although you state in your response that TAAD LLP did not complete an audit or issue any report, an audit opinion issued by TAAD LLP, dated April 12, 2023, on your financial statements for the years ended March 31, 2022 and 2021 was included in the Form 10 you filed on April 13, 2023. If TADD LLP did not issue this audit report, please explain to us why you included such a report in the relevant filing.

- You engaged TAAD LLP as your principal accountant to audit your financial statements and the disclosure required by Item 304(a) of Regulation S-K is required even if TAAD LLP did not complete an audit or issue any report.
- You engaged B F Borgers, CPA, PC to audit your financial statements for the years ended March 31, 2023 and 2022 and their report dated June 15, 2023 is included in your current registration statement. Thus it appears you engaged a new independent accountant as the principal independent accountant to audit your financial statements for those periods.

As previously requested, revise your registration statement to include all of the disclosures required by Item 304(a)(1), (2), and (3) of Regulation S-K and file the former accountant's letter contemplated by Item 304(a)(3) of Regulation S-K as an exhibit to your registration statement.

You must provide the disclosures required by Item 304(b) of Regulation S-K, only if in connection with the change in accountants subject to Item 304(a) of Regulation S-K, there was any disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of Item 304(a).

Exhibits

2. We note that in response to comment 6, you filed your Articles of Incorporation and Amended Articles of Incorporation. However, there appears no such amendment to reflect the change of the company's name to "Groove Botanicals Inc." Under "Organizational History" on page 3 you disclose that on "May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to Groove Botanicals, Inc." Please file an Amended Articles of Incorporation that reflects your current name.

3. You disclose on page 27 that on July 18, 2022 Letter Agreements were drafted between the Company and the debtholder on both a $40,000 Convertible Promissory Note issued on March 5, 2021 and a $60,000 Convertible Promissory Note issued March 7, 2022, which establishes the settlement of each debt once the Company's Form 10 goes effective. Please file these agreements establishing settlement of such debts. See Item 601(b)(4) of Regulation S-K.

Kent Rodriguez
Groove Botanicals Inc.
August 8, 2023
Page 3

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jack Brannelly